Exhibit 99.1

Sapiens Announces RLI’s Selection of the StoneRiver Stream Billing System

Holon, Israel and Denver, CO – November 1, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc. entered into an agreement with RLI Corp., a Peoria, Illinois-based specialty insurer serving diverse, niche property, casualty and surety markets, for the StoneRiver Stream® Billing system to consolidate its current billing systems. The billing system will be deployed in the cloud for even greater efficiency.

“After an extensive evaluation of available billing software, RLI selected Stream Billing largely due to its flexibility, mature workflow capabilities and cloud deployment option,” said RLI Corp. Senior Vice President, CFO Tom Brown. “RLI has utilized StoneRiver’s Universal Reinsurance System (URS) since 1998 and we look forward to expanding our partnership with StoneRiver by implementing Stream Billing as our enterprise-wide billing solution.”

With Stream Billing, RLI will be able to provide a consistent customer billing experience across its diverse products; operate more efficiently with a rules-based payment application feature; provide online inquiry for information on billing, premium, and cash activities; and support various payment options, including credit card and electronic funds transfer.

“We are proud to add RLI to the Stream Billing user community,” said Gary Anderson, head of P&C, North America for StoneRiver and Sapiens. “Once in production, RLI’s Stream Billing implementation will deliver enhanced efficiencies and new options for RLI’s policyholders and agents.”

Stream Billing is a component of Stream Suite™, a scalable, highly configurable property-casualty set of processing solutions for policy administration, billing, claims management, customer management and distribution management that enables ongoing evolution. Carriers can address emerging business needs more easily because of the underlying Insurance Integration Platform, which enables easier interfaces while still allowing software upgrades.

About RLI
RLI Corp. (NYSE: RLI) is a specialty insurer serving diverse, niche property, casualty and surety markets. The company provides deep underwriting expertise and superior service to commercial and personal lines customers nationwide. RLI’s products are offered through its insurance subsidiaries RLI Insurance Company, Mt. Hawley Insurance Company and Contractors Bonding and Insurance Company. All of RLI’s subsidiaries are rated A+ “Superior” by A.M. Best Company. To learn more about RLI, visit www.rlicorp.com.

About Sapiens and StoneRiver, Inc.

StoneRiver, Inc., a fully owned subsidiary of Sapiens International Corporation (NASDAQ and TASE: SPNS), delivers a range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. These include front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines.

Sapiens is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets. Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.
For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com